TAYFUN BABADAGLI, Ph.D., P.Eng

University of Alberta,

Dept. of Civil and Env. Eng.

3-112 Markin/CNRL

Natural Resources Engineering Facility,

Edmonton, Alberta Canada,

T6G 2W2

Exhibit 23.3

October 24, 2005

Cheetah Oil & Gas Ltd.,

201 – 811 Manning Road N.E.,

Calgary, Alberta, T2E 7L4

Canada

Attn: Garth Braun:

Dear Garth:

Permission to use extracts from Document #112004-KB-01

Tayfun Babadagli, Ph.D., hereby acknowledges the content of the extracts submitted by Cheetah Oil and Gas Ltd. to the United States Securities and Exchange Commission Washington, D.C. as being accurate extracts from the November 2004 entitled “Review of the Reports and Materials on the Gas Reserves in the Kuru and Bwata Fields, Papua New Guinea.” prepared by Tayfun Babadagli, Ph.D.

Tayfun Babadagli agrees to give permission to Cheetah Oil and Gas Ltd. to use the extracts with the SB2 Filing.

Sincerely,

/s/ Tayfun Babadagli

Tayfun Babadagli, Ph.D.